Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX/NYSE AMERICAN: SVM

Silvercorp Files Form 40-F Annual Report

VANCOUVER, British Columbia – June 22, 2018 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) reports that the Company has filed today its fiscal 2018 annual report on Form 40-F with the U.S. Securities and Exchange Commission (“SEC”).

The Form 40-F, which includes the Company’s fiscal 2018 annual audited financial statements, management’s discussion and analysis, and annual information form, is available on the Company’s website at www.silvercorp.ca and on the SEC’s website at www.sec.gov/edgar.shtml.

Printed copies of the Company’s fiscal 2018 annual financial statements, management’s discussion and analysis, and annual information form are available free of charge to Silvercorp shareholders upon written request.

About Silvercorp Metals Inc.

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

Investor Contact

Lorne Waldman,
Senior Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca